Exhibit 99.3

Jonathan Litt

Founder & CIO

October 4, 2021

Lexington Realty Trust

One Penn Plaza, Suite 4015

New York, NY 10119

Attn: Nominating and Corporate Governance Committee

cc: Lexington Board of Trustees

Dear Claire, Elizabeth and Howard,

We appreciate you taking the time to speak with us today about the persistent underperformance Lexington Realty Trust’s (“LXP”, “Lexington” or the “Company”) shareholders have faced for decades. We hope to continue to have a constructive private dialogue regarding, among other things, changes to the composition of the Board of Trustees (the “Board”), but as we discussed, in order to preserve our rights, we intend to nominate up to four highly qualified directors later this year for election at the Company’s 2022 Annual Meeting to comply with the timing and process requirements outlined in the Company’s governance documents. We believe a shareholder-led Board refresh would provide fresh perspectives in the boardroom and help address the material undervaluation of the Company and maximize long-term shareholder value.

In the spirt of collaboration and to avoid a costly proxy contest, we propose the following:

•	Reconstitute the Board with four new directors recommended by Land & Buildings including a direct representative of Land & Buildings to be appointed immediately and two current Lexington directors to step down immediately.
•	Formation of a committee to evaluate strategic alternatives and CEO succession, comprised of two Land & Buildings nominees and two existing Lexington directors.

We are available at your convenience to address any questions you may have and look forward to a response to our proposal no later than October 11, 2021. We reserve the right to share our views regarding the Company with the investment community if we are unable to achieve a collaborative solution.

All the best,

/s/ Jonathan Litt

Jonathan Litt

Founder & CIO

Land & Buildings Investment Management, LLC

1 LANDMARK SQUARE, STAMFORD, CT 06901  •  (203) 987-5830  •  JL@LNBCG.COM  •  LANDANDBUILDINGS.COM